

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 14, 2022

Sapna Sanagavarapu
General Counsel
W. P. Carey Inc.
One Manhattan West
One Manhattan West 395 9th Avenue, 58th Floor
New York, NY 10001

> **Re: W. P. Carey Inc.**
> **Registration Statement on Form S-4**
> **Filed April 4, 2022**
> **File No. 333-264120**

Dear Ms. Sanagavarapu:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Victor Rivera Melendez at 202-551-4182 and Jeffrey Gabor at 202-551-2544 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Christopher P. Giordano